May 29, 2020

Dear Member,

You are cordially invited to attend the 39th Annual General Meeting of the members of Infosys Limited ("the Company") to be held on Saturday, June 27, 2020 at 4:00 p.m. IST through video conference and other audio visual means (VC).

The Notice of the meeting, containing the business to be transacted, is enclosed herewith. As per Section 108 of the Companies Act, 2013, ('the Act') read with the related Rules and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is pleased to provide its members the facility to cast their vote by electronic means on all resolutions set forth in the Notice.

Very truly yours,

Sd/-

Nandan M. Nilekani
Chairman

Enclosures:

1. Notice to the 39th Annual General Meeting
2. Instructions for participation through VC
3. Instructions for e-voting

Note: Attendees who require technical assistance to access and participate in the meeting through VC are requested to contact the helpline number: +91 80 4156 5555 / +91 80 4156 5777

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362
investors@infosys.com
www.infosys.com

Notice of the 39th Annual General Meeting

Notice is hereby given that the 39th Annual General Meeting (AGM) of the members of Infosys Limited ("the Company") will be held on Saturday, June 27, 2020, at 4:00 p.m. IST through Video Conferencing / Other Audio Visual Means (VC) to transact the following business:

Ordinary business

Item No. 1 – Adoption of financial statements

To consider and adopt the audited financial statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2020 and the reports of the Board of Directors ("the Board") and auditors thereon.

Item No. 2 – Declaration of dividend

To declare a final dividend of ₹9.50 per equity share, for the year ended March 31, 2020.

Item No. 3 – Appointment of Salil Parekh as a director liable to retire by rotation

To appoint a director in place of Salil Parekh (DIN: 01876159), who retires by rotation and, being eligible, seeks re-appointment.

Explanation: Based on the terms of appointment, office of executive directors and the non-executive & non independent chairman are subject to retirement by rotation. Salil Parekh, who was appointed on January 2, 2018, whose office is liable to retire at the ensuing AGM, being eligible, seeks re-appointment. Based on performance evaluation and the recommendation of the nomination and remuneration committee, the Board recommends his re-appointment.

Therefore, members are requested to consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT, pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013, Salil Parekh (DIN: 01876159), who retires by rotation, be and is hereby re-appointed as a director liable to retire by rotation.

Special business

Item No. 4 – Appointment of Uri Levine as an independent director

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT Uri Levine (DIN: 08733837), who was appointed as an additional and independent director, pursuant to Sections 149, 152 and 161 and other relevant provisions of the Companies Act, 2013 and Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), Articles of Association of the Company, approvals and recommendations of the nomination and remuneration committee, and that of the Board, be and is hereby appointed as an independent director, not liable to retire by rotation, for a period up to April 19, 2023.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to any other officer(s) / authorized representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362
investors@infosys.com
www.infosys.com

May 29, 2020

by order of the Board of Directors
for Infosys Limited

Sd/-
A.G.S. Manikantha
Company Secretary

Notes

1. Pursuant to the General Circular numbers 20/2020, 14/2020, 17/2020 issued by the Ministry of Corporate Affairs (MCA) and Circular number SEBI/HO/CFD/CMD1/CIR/P/2020/79 issued by the Securities and Exchange Board of India (SEBI) (hereinafter collectively referred to as "the Circulars"), companies are allowed to hold AGM through VC, without the physical presence of members at a common venue. Hence, in compliance with the Circulars, the AGM of the Company is being held through VC.
2. A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on his / her behalf and the proxy need not be a member of the Company. Since the AGM is being held in accordance with the Circulars through VC, the facility for appointment of proxies by the members will not be available.
3. Participation of members through VC will be reckoned for the purpose of quorum for the AGM as per section 103 of the Companies Act, 2013 ("the Act").
4. Members of the Company under the category of Institutional Investors are encouraged to attend and vote at the AGM through VC. Corporate members intending to authorize their representatives to participate and vote at the meeting are requested to send a certified copy of the Board resolution / authorization letter to the Company or upload on the VC portal / e-voting portal.
5. The Register of Directors and Key Managerial Personnel and their shareholding, maintained under Section 170 of the Act, and the Register of Contracts or Arrangements in which the directors are interested, maintained under Section 189 of the Act, will be available electronically for inspection by the members during the AGM. All documents referred to in the Notice will also be available for electronic inspection without any fee by the members from the date of circulation of this Notice up to the date of AGM, i.e. June 27, 2020. Members seeking to inspect such documents can send an email to investors@infosys.com.
6. Members whose shareholding is in electronic mode are requested to direct notifications about change of address and updates about bank account details to their respective depository participants(s) (DP). Members whose shareholding is in physical mode are requested to opt for the Electronic Clearing System (ECS) mode to receive dividend on time in line with the Circulars. We urge members to utilize the ECS for receiving dividends. Please refer point no. 16 for the process to be followed for updating bank account mandate.
7. Members may note that the Board of Directors, in its meeting held on April 20, 2020 has recommended a final dividend of ₹9.50 per share. The record date for the purpose of final dividend for fiscal 2020 will be June 01, 2020. The final dividend, once approved by the members in the ensuing AGM will be paid on the fifth working day (i.e. July 03, 2020), from the date of AGM, electronically through various online transfer modes to those members who have updated their bank account details. For members who have not updated their bank account details, dividend warrants / demand drafts / cheques will be sent out to their registered addresses once the postal facility is available. To avoid delay in receiving the dividend, members are requested to update their KYC with their depositories (where shares are held in dematerialized mode) and with the Company's Registrar and Transfer Agent (RTA) (where shares are held in physical mode) to receive the dividend directly into their bank account on the payout date.
8. Members may note that the Income Tax Act, 1961, ("the IT Act") as amended by the Finance Act, 2020, mandates that dividends paid or distributed by a company after April 01, 2020 shall be taxable in the hands of members. The Company shall therefore be required to deduct tax at source (TDS) at the time of making the payment of final dividend. In order to enable us to determine the appropriate TDS rate as applicable, members are requested to submit the following documents in accordance with the provisions of the IT Act.

   For resident shareholders, taxes shall be deducted at source under Section 194 of the IT Act as follows-

Members having valid PAN	7.5% or as notified by the Government of India
Members not having PAN / valid PAN	20% or as notified by the Government of India

   However, no tax shall be deducted on the dividend payable to a resident individual if the total dividend to be received by them during Financial Year 2020-21 does not exceed ₹5,000 and also in cases where members provide Form 15G / Form 15H (applicable to individuals aged 60 years or more) subject to conditions specified in the IT Act. Resident shareholders may also submit any other document as prescribed under the IT Act to claim a lower / Nil withholding tax. Registered members may also submit any other document as prescribed under the IT Act to claim a lower / Nil withholding tax. PAN is mandatory for members providing Form 15G / 15H or any other document as mentioned above.

   For non-resident shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the IT Act, at the rates in force. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the Government of India on the amount of dividend payable. However, as per Section 90 of the IT Act, non-resident shareholders have the option to be governed by the provisions of the

Double Tax Avoidance Agreement (DTAA) between India and the country of tax residence of the member, if they are more beneficial to them. For this purpose, i.e. to avail the benefits under the DTAA, non-resident shareholders will have to provide the following:

- Copy of the PAN card allotted by the Indian Income Tax authorities duly attested by the member
- Copy of Tax Residency Certificate (TRC) for the FY 2020-21 obtained from the revenue authorities of the country of tax residence, duly attested by member
- Self-declaration in Form 10F
- Self-declaration by the shareholder of having no permanent establishment in India in accordance with the applicable tax treaty
- Self-declaration of beneficial ownership by the non-resident shareholder
- Any other documents as prescribed under the IT Act for lower withholding of taxes if applicable, duly attested by member

In case of Foreign Institutional Investors / Foreign Portfolio Investors, tax will be deducted under Section 196D of the IT Act @ 20% (plus applicable surcharge and cess)

The aforementioned documents are required to be uploaded on the shareholder portal at https://www.infosys.com/investors/shareholder-services/dividend-tax.html during the period commencing from June 01, 2020 and ending on June 15, 2020. We request you to visit https://www.infosys.com/investors/shareholder-services/dividend-tax.html for more instructions and information in this regard. No communication would be accepted from members after June 15, 2020 regarding the tax withholding matters.

9. **Members are requested to address all correspondence, including dividend related matters, to the RTA, KFin Technologies Private Limited, Unit:** Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda Serilingampally Mandal, Hyderabad 500 032.
10. Members wishing to claim dividends that remain unclaimed are requested to correspond with the RTA as mentioned above, or with the Company Secretary, at the Company's registered office. Members are requested to note that dividends that are not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will be transferred to the Investor Education and Protection Fund (IEPF). Shares on which dividend remains unclaimed for seven consecutive years shall be transferred to the IEPF as per Section 124 of the Act, read with applicable IEPF rules.
11. In compliance with Section 108 of the Act, read with the corresponding rules, and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("the Listing Regulations"), the Company has provided a facility to its members to exercise their votes electronically through the electronic voting ("e-voting") facility provided by the National Securities Depository Limited (NSDL). Members who have cast their votes by remote e-voting prior to the AGM may participate in the AGM but shall not be entitled to cast their votes again. The manner of voting remotely by members holding shares in dematerialized mode, physical mode and for members who have not registered their email addresses is provided in the instructions for e-voting section which forms part of this Notice. The Board has appointed Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, as the Scrutinizer to scrutinize the e-voting in a fair and transparent manner.
12. **The e-voting period commences on Monday, June 22, 2020** (9:00 a.m. IST) and ends on Friday, June 26, 2020 (5:00 p.m. IST). During this period, members holding shares either in physical or dematerialized form, as on cut-off date, i.e. as on June 20, 2020 may cast their votes electronically. The e-voting module will be disabled by NSDL for voting thereafter. A member will not be allowed to vote again on any resolution on which vote has already been cast. The voting rights of members shall be proportionate to their share of the paid-up equity share capital of the Company as on the cut-off date, i.e. as on June 20, 2020.
13. The facility for voting during the AGM will also be made available. Members present in the AGM through VC and who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system during the AGM.
14. Any person who acquires shares of the Company and becomes a Member of the Company after sending of the Notice and holding shares as of the cut-off date, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if he / she is already registered with NSDL for remote e-voting then he / she can use his / her existing user ID and password for casting the vote.
15. In compliance with the Circulars, the Annual Report 2019-20, the Notice of the 39th AGM, and instructions for e-voting are being sent only through electronic mode to those members whose email addresses are registered with the Company / depository participant(s).
16. We urge members to support our commitment to environmental protection by choosing to receive the Company's communication through email. Members holding shares in demat mode, who have not registered their email addresses are requested to register their email addresses with their respective depository participants, and members holding shares

in physical mode are requested to update their email addresses with the Company's RTA, KFin Technologies Private Limited at einward.ris@kfintech.com to receive copies of the Annual Report 2019-20 in electronic mode. Members may follow the process detailed below for registration of email ID to obtain the Annual Report, user ID / password for e-voting and updation of bank account mandate for the receipt of dividend.

<table>
<tr><th rowspan="2">Type of Holder</th><th colspan="2">Process to be followed</th></tr>
<tr><th>Registering Email Address</th><th>Updating bank account details</th></tr>
<tr><td>Physical</td><td>Send a request to the RTA of the Company, KFin Technologies Private Limited at einward.ris@kfintech.com providing Folio No., Name of member, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar card) for registering email address.</td><td>Send a request to the RTA of the Company, KFin Technologies Private Limited at einward.ris@kfintech.com providing Folio No., Name of member, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar card) for updating bank account details.
The following additional details need to be provided in case of updating bank account details:
• Name and branch of the bank in which you wish to receive the dividend,
• the bank account type,
• Bank account number allotted by their banks after implementation of core banking solutions
• 9 digit MICR Code Number
• 11 digit IFSC
• a scanned copy of the cancelled cheque bearing the name of the first member.</td></tr>
<tr><td>Demat</td><td colspan="2">Please contact your DP and register your email address and bank account details in your demat account, as per the process advised by your DP.</td></tr>
</table>

17. Members may also note that the Notice of the 39th AGM and the Annual Report 2019-20 will also be available on the Company's website, https://www.infosys.com/investors/reports-filings/annual-report/Pages/annual-reports.aspx, websites of the Stock Exchanges, i.e. BSE Limited and National Stock Exchange of India Limited, at www.bseindia.com and www.nseindia.com respectively, and on the website of NSDL https://www.evoting.nsdl.com
18. Additional information, pursuant to Regulation 36 of the Listing Regulations, in respect of the directors seeking appointment / reappointment at the AGM, forms part of this Notice.
19. SEBI has mandated the submission of the Permanent Account Number (PAN) by every participant in the securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their depository participant(s). Members holding shares in physical form are required to submit their PAN details to the RTA.
20. As per the provisions of Section 72 of the Act, the facility for making nomination is available for the Members in respect of the shares held by them. Members who have not yet registered their nomination are requested to register the same by submitting Form No. SH-13. The form can be downloaded from the Company's website at https://www.infosys.com/investors/shareholder-services/documents/form-sh-13-14.pdf. Members are requested to submit these details to their DP in case the shares are held by them in electronic form, and to the RTA, KFin Technologies Private Limited, in case the shares are held in physical form.
21. The Scrutinizer will submit his report to the Chairman of the Company ('the Chairman') or to any other person authorized by the Chairman after the completion of the scrutiny of the e-voting (votes casted during the AGM and votes casted through remote e-voting), not later than 48 hours from the conclusion of the AGM. The result declared along with the Scrutinizer's report shall be communicated to the stock exchanges, NSDL, and RTA and will also be displayed on the Company's website, www.infosys.com.
22. Since the AGM will be held through VC in accordance with the Circulars, the route map, proxy form and attendance slip are not attached to this Notice.

INFOSYS LIMITED
CIN : L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel : 91 80 2852 0261
Fax : 91 80 2852 0362
investors@infosys.com
www.infosys.com

May 29, 2020

by order of the Board of Directors
for Infosys Limited

Sd/-
A.G.S. Manikantha
Company Secretary

Explanatory statement

Item no. 4 – Appointment of Uri Levine as an independent director

The Board, based on the recommendation of the nomination and remuneration committee, at its meeting held on April 20, 2020, appointed Uri Levine as an additional and independent director of the Company with effect from April 20, 2020, pursuant to Section 161 of the Companies Act, 2013. The Company has received from him all statutory disclosures / declarations including, (i) consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 ("the Appointment Rules"), (ii) intimation in Form DIR-8 in terms of the Appointment Rules to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act.

In the opinion of the Board, he is a much admired serial tech entrepreneur with extensive and in-depth business understanding of emerging technologies and will bring tremendous value to the Board and to the Company. He fulfils the conditions for independence specified in the Act, the Rules made thereunder and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and such other laws / regulations for the time being in force, to the extent applicable to the Company. A copy of the draft letter for the appointment of Uri Levine as an independent director setting out the terms and conditions is available for electronic inspection without any fee by the members.

The resolution seeks the approval of members for the appointment of Uri Levine as an independent director of the Company up to April 19, 2023 pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and his office shall not be liable to retire by rotation.

As per the provisions of Section 161 of the Act, an additional director appointed by the Board shall hold office up to the date of the ensuing annual general meeting and shall be appointed as a director by the members. The Board, at its meeting held on April 20, 2020, appointed Uri Levine as an additional and independent director who holds office up to the ensuing AGM. Accordingly, his appointment is placed for the approval of members. In compliance with the General circular number 20/2020 issued by the MCA, this item is considered unavoidable and forms part of this Notice.

No director, key managerial personnel or their relatives except Uri Levine, to whom the resolution relates, is interested in or concerned with the resolution in Item no. 4.

The Board recommends the resolution set forth in Item no. 4 for the approval of members.

Additional information on directors recommended for appointment / reappointment as required under Regulation 36 of the Listing Regulations and applicable Secretarial Standards



Salil Parekh

CEO and Managing Director

Salil Parekh, as Chief Executive Officer and Managing Director, sets and evolves the strategic direction for the Company and its portfolio of offerings, while nurturing a strong leadership team to drive its execution. Salil has nearly three decades of global experience in the IT services industry with a strong track record of driving digital transformation for enterprises, executing business turnarounds and managing successful acquisitions.

Earlier, Salil was a member of the Group Executive Board at Capgemini, where he held several leadership positions for 25 years. He was responsible for overseeing a business cluster comprising Application Services (North America, UK, Asia), Cloud Infrastructure Services, and Sogeti (Technology & Engineering Services Division). He was responsible for the strategy and execution of these businesses – setting direction and enabling rapid client adoption. He was also the Chairman of Capgemini's North America Executive Council. He was the architect of the North America growth and turnaround strategy, and was instrumental in setting up their offshoring capabilities.

Salil was also Partner at Ernst & Young and widely credited for bringing scale and value to the Indian operations of the consultancy firm.

He holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from the Indian Institute of Technology, Bombay.

Age: 55 years

Nature of expertise in specific functional areas: Leadership, Technology, Board service & governance, Sales & Marketing, Financial, Diversity, Global business, Mergers & Acquisition and Sustainability & ESG.

Disclosure of *inter-se* relationships between directors and key managerial personnel: None

Listed entities (other than the Infosys Group) in which Salil Parekh holds directorship and committee membership: Nil

Shareholding in the Company as on March 31, 2020: Salil Parekh holds 2,03,278 equity shares

Remuneration proposed to be paid: There are no changes to the remuneration proposed. The remuneration is as approved by the shareholders vide postal ballot concluded on February 20, 2018 and amended as per the resolution passed at the AGM dated June 22, 2019.

Key terms and conditions of re-appointment: Salil Parekh is appointed as CEO & MD for a period of five years from January 2, 2018 till January 1, 2023. The members have approved his appointment vide postal ballot concluded on February 20, 2018. The terms of remuneration were further amended at the 38th AGM held on June 22, 2019. The details are available at https://www.infosys.com/investors/documents/postal-ballot-jan2018.pdf and https://www.infosys.com/investors/reports-filings/documents/agm-notice2019.pdf. As per the resolution of the members with respect to his appointment, his office as director shall be subject to retirement by rotation.

Date of first appointment to Board, last drawn remuneration and number of board meetings attended: Salil Parekh was first appointed to the Board on January 2, 2018 as Chief Executive Officer and Managing Director. The details pertaining to his appointment, remuneration, and number of meetings attended are provided in the *Corporate Governance report* section of the Annual Report 2019-20.


Fall in Love with

Uri Levine

Independent Director

Uri Levine (http://urilevine.com/) is a passionate serial entrepreneur and disruptor. He co-founded Waze, the world's largest community-based driving traffic and navigation app, with more than 500 million drivers around the globe, which was acquired by Google in June 2013 for more than US$ 1.1 billion.

Levine heads "The Founders Kitchen", a company-builder fund, and serves as the co-founder and chairman of FeeX, FairFly, Refundit, and Fibo. He also serves on the Board of Directors of Moovit, Seetree, LiveCare, HERE Technology and Dynamo.

Levine's vision in building startups is specifically intended to disrupt inefficient markets and improve under-functioning services with a focus on solving "BIG problems" and saving consumers time and money while empowering them and changing the world for the better.

Levine has been in the high-tech business for the last 30 years, half of them in the startup scene, and has seen everything ranging from failure, middle success, and big success.

He is also a well-known speaker on entrepreneurship, disruption, evolution vs. revolutions of markets, mobility and startups. Motivated to encourage the next generation of thinkers and innovators, he also leads an academic workshop entitled "How to Build a Startup", aimed at undergraduate and graduate-level business students.

Levine is a BA graduate from Tel Aviv University. Before attending university, he served in the Israeli army in its special intelligence unit 8200. He is a trustee at the Tel Aviv University and also mentors young entrepreneurs at the Zell Entrepreneurship program at IDC Herzliya.

With the agenda of 'doing good and doing well', some of Levine's companies include:

- Co-founder and active Chairman at FeeX, which addresses the biggest secret in the world, US$ 600 billion of financial fees that no-one knows they are paying. FeeX helps bring transparency and increase consumers' retirement savings and long-term investment plans in hundreds of thousands of dollars.
- Founder, Chairman and First investor at FairFly, which addresses the biggest secret in the travel industry. What happened to airfare after the booking? FairFly monitors the airfare of your own itinerary after you made a reservation and allows you to rebook the same flight or a better flight once price drops.
- First Board Member of Moovit, which is like Waze but for public transportation, and today, serves more than 750 million passengers in more than 3,000 cities around the globe.
- Member of the Supervisory Board at HERE Technology, location cloud company, which enables digital mapping and real-time location applications for consumers, vehicles, enterprises and cities.
- Co-founder and Chairman, Refundit, an advanced fully digitized service with a simple mobile app that simplifies tax-free shopping and helps tourists obtain their VAT refund, saving them the time, paperwork and lines at the airport.
- Investor and Board Member at SeeTree, which responds to the particularly devastating challenges in permanent crop farming such as crop losses, epidemics, etc. Seetree provides a unique intelligence platform for tree-farmers fusing AI/ML, IoT multi-sensorics data and other advanced technologies to enable them to manage their permanent crops best.
- Investor and Board Member at LiveCare, the first smart medical alert device for the elderly population, combining innovation with compliance to up-to-date regulatory requirements and enabling remote patient monitoring of elder and at-risk population.
- Co-founder and Chairman at Fibo: All over the world, filing tax returns is either a lengthy and complex process or a costly one. Fibo has built an online service that minimizes the tax return filing process into less than five minutes.

Age: 55 years

Nature of expertise in specific functional areas: Technology, Leadership, Global business, Diversity, Mergers & Acquisitions, Board service & governance, Sales & Marketing and Sustainability & ESG.

Disclosure of *inter-se* relationships between directors and key managerial personnel: None

Listed entities (other than the Infosys Group) in which Uri Levine holds directorship and committee membership: Nil

Shareholding in the Company as on April 20, 2020: Nil

Remuneration proposed to be paid: The criteria for making payment to the independent directors is provided in the *Corporate Governance report* section of the Annual Report 2019-20.

Key terms and conditions of appointment: As per the resolution at Item no. 4 of this Notice, read with the explanatory statement thereto.

Date of first appointment on Board, last drawn remuneration and number of Board meetings attended: It is proposed to appoint Uri Levine as an independent director for his first term on the Board and hence, these details are not applicable.

Instructions for participation through VC

Please follow the below steps for registration and participation

Step 1:	Access the VC portal by clicking this link https://epoch.onwingspan.com/InfosysAGM Or You could also join the AGM by visiting the investor page on our Company's website, www.infosys.com	**System requirements for best VC experience:** Internet connection – broadband, wired or wireless (3G or 4G/LTE), with a speed of 5 Mbps or more
Step 2:	Log in to join the VC session by using your DP ID and Client ID / Folio Number together with your PAN a) **Members with NSDL account:** 8-character DP ID followed by 8-digit Client ID (For example, if your DP ID is IN300*** and Client ID is 12******, then your user ID is IN300***12******). b) **Members with CDSL account:** 16-digit Beneficiary ID (For example, if your Beneficiary ID is 12**************, then your user ID is 12**************). c) **Members with physical folio:** ITL + Folio Number registered with the Company (For example, if your folio number is 0*****, then your user ID is ITL0*****)	Microphone and speakers – built-in or USB plug-in or wireless Bluetooth **Browser:** Google Chrome: Version 72 or latest Mozilla Firefox: Version 72 or latest Microsoft Edge Chromium: Version 72 or latest Safari: Version 11 or latest Internet Explorer: Not Supported **Helpline numbers** +91-80- 4156 5555 +91-80- 4156 5777
	Note: Institutional / corporate shareholders are required to upload the Board Resolution/ Authorization Letter authorizing its representatives to attend the AGM through VC.	
Step 3:	Click **'Join Now!'** link to join the virtual AGM	
Step 4:	Members can post questions either through chat or video feature available in the VC. Members can exercise these options once the floor is open for shareholder queries.	
Step 5:	Members who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system during the AGM by clicking the link, https://www.evoting.nsdl.com/	

General guidelines for VC participation

i. Members may note that the 39th AGM of the Company will be convened through VC in compliance with the applicable provisions of the Companies Act, 2013, read with the Circulars. The facility to attend the meeting through VC will be provided by the Company. Members may access the same at https://epoch.onwingspan.com/InfosysAGM.

ii. The facility of joining the AGM through VC / OAVM will be opened 60 minutes before the scheduled start-time of the AGM and will be available for Members on a first-come-first-served-basis.

iii. The Company reserves the right to limit the number of Members asking questions depending on the availability of time at the AGM.

iv. Members can participate in the AGM through their desktops / smartphones / laptops etc. However, for better experience and smooth participation, it is advisable to join the meeting through desktops / laptops with high-speed internet connectivity.

v. Please note that participants connecting from mobile devices or tablets, or through laptops via mobile hotspot may experience audio / video loss due to fluctuation in their respective networks. It is therefore recommended to use a stable Wi-Fi or LAN connection to mitigate any of the aforementioned glitches.

Instructions for e-voting

The details of the process and manner for remote e-voting are explained below:

Step 1: Log-in to the NSDL e-voting system at https://www.evoting.nsdl.com/

Step 2: Cast your vote electronically on NSDL e-voting system.

Step 1 : Log-in to the NSDL e-voting system

1. Visit the e-voting website of NSDL. Open web browser by typing the following URL : https://www.evoting.nsdl.com/ either on a personal computer or on a mobile.
2. Once the homepage of e-voting system is launched, click on the icon "Login" which is available under "Shareholders" section.
3. A new screen will open. You will have to enter your User ID, your Password and a Verification Code as shown on the screen.

   Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.
4. Your User ID details are given below :

Manner of holding shares i.e. demat (NSDL or CDSL) or physical	Your User ID is :
a) For Members who hold shares in demat account with NSDL	8-Character DP ID followed by 8-Digit Client ID For example, if your DP ID is IN300*** and Client ID is 12******, then your User ID is IN300***12******.
b) For Members who hold shares in demat account with CDSL	16-Digit Beneficiary ID For example, if your Beneficiary ID is 12**************, then your User ID is 12**************
c) For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company For example, if Folio Number is 001*** and EVEN is 101456, then User ID is 101456001***

5. If your email ID is not registered, please follow steps mentioned under point no. 16 for registration of email ID and obtaining User ID / Password for e-voting.
6. Your password details are given below :
   a) If you are already registered for e-voting, then you can use your existing password to log in and cast your vote.
   b) If you are using NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' and the system will prompt you to change your password.
   c) How to retrieve your 'initial password'?
      (i) If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, the last 8 digits of your client ID for your CDSL account or Folio Number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.
      (ii) If your email ID is not registered, please follow the steps mentioned under point no. 16 for registration of email ID and obtaining user ID / password for e-voting.
7. If you are unable to retrieve or have not received the 'initial password' or have forgotten your password :
   a) Click on the "Forgot User Details / Password?"(If you hold shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.
   b) A "Physical User Reset Password?" (If you hold shares in physical mode) option is available on www.evoting.nsdl.com.
   c) If you are still unable to get the password by the above two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number / Folio Number, your PAN, your name and your registered address.
   d) Members can also use the OTP (One Time Password) based login for casting the votes on the e-voting system of NSDL.
8. After entering your password, tick on Agree to "Terms and Conditions" by selecting on the check box.
9. Now, you will have to click on the "Login" button.
10. After you click on the "Login" button, homepage of e-voting will open.

Step 2 : Cast your vote electronically

How to cast your vote electronically on NSDL e-voting system?

1. After successful login following Step 1, you will be able to see the homepage of e-voting. Click on e-voting. Then, click on "Active Voting Cycles".
2. After click on "Active Voting Cycles", you will be able to see the EVEN of all the companies in which you hold shares and whose voting cycle is in active status.
3. Select the EVEN of Infosys Limited, which is 112954.
4. Now you are ready for e-voting as the voting page opens.
5. Cast your vote by selecting the appropriate options i.e. assent or dissent, verify / modify the number of shares for which you wish to cast your vote and click on the "Submit" and "Confirm button" when prompted.
6. Upon confirmation, the message "Vote cast successfully" will be displayed.
7. You can also take a printout of the votes cast by you by clicking on the print option on the confirmation page.
8. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

General Guidelines for e-voting

1 Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF/JPG format) of the relevant Board resolution / authorization letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to evoting@infosys.com with a copy marked to evoting@nsdl.co.in.

2. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details / Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.
3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available in the download section of www.evoting.nsdl.com or call on the toll-free number: 1800-222-990 or send a request at evoting@nsdl.co.in or contact Mr. Amit Vishal, Senior Manager or Ms. Pallavi Mhatre, Manager, National Securities Depository Ltd., at the designated email IDs: evoting@nsdl.co.in or AmitV@nsdl.co.in or pallavid@nsdl.co.in or at telephone nos. : +91-22-24994360 or +91-22-24994545 who will address the grievances on e-voting.

Information at a glance

Particulars	Details
Time and date of AGM	4:00 p.m. IST, Saturday, June 27, 2020
Mode	Video conference and other audio-visual means
Participation through video-conferencing	https://epoch.onwingspan.com/InfosysAGM
Helpline number for VC participation	+91-80- 4156 5555 / +91-80- 4156 5777
Webcast and transcripts	https://www.infosys.com/Investors/
Final dividend record date	Monday, June 01, 2020
Final dividend payment date	Friday, July 03, 2020
Information of tax on final dividend 2019-20	https://www.infosys.com/investors/shareholder-services/dividend-tax.html
Cut-off date for e-voting	Saturday, June 20, 2020
E-voting start time and date	9:00 a.m. IST, Monday, June 22, 2020
E-voting end time and date	5:00 p.m. IST, Friday, June 26, 2020
E-voting website of NSDL	https://www.evoting.nsdl.com/
Name, address and contact details of e-voting service provider	Contact name: **Amit Vishal** *Senior Manager* **Pallavi Mhatre** *Manager* National Securities Depository Limited, 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, India Contact details: Email id: AmitV@nsdl.co.in; pallavid@nsdl.co.in; evoting@nsdl.co.in; Contact number: +91-22-24994360 or +91-22-24994545
Name, address and contact details of Registrar and Transfer Agent.	Contact name: **Shobha Anand** *Deputy General Manager* KFin Technlogies Private Limited, Tower B, Plot 31-32, Financial District, Nanakramguda Serilingampally, Mandal, Hyderabad 500 032. Contact details: Email id: shobha.anand@kfintech.com; einward.ris@kfintech.com; Contact number: +91 40 6716 1559